UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
Estimated average burden
SCHEDULE 13D/A	hours per response . . . . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Double-Take Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

258598101 (Common Stock)

(CUSIP Number)

S. Scott Crabill

Thoma Bravo, LLC

600 Montgomery Street

San Francisco, California 94111

(415) 263-3660

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

COPY TO:

Gerald T. Nowak

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258598101

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Bravo Fund IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 964,659 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 964,659 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 964,659 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.37% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 258598101

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Bravo Partners IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 964,659 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 964,659 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 964,659 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.37% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 258598101

1	Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (entities only) Thoma Bravo, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 964,659 shares of Common Stock

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 964,659 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 964,659 shares of Common Stock (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.37% of Common Stock (See Item 5)

14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Double-Take Software, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 257 Turnpike Road, Suite 210, Southborough, Massachusetts 01772.

As reported below, the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer, and accordingly, upon the filing of this Amendment No. 4, the Reporting Persons shall no longer be subject to the reporting requirements of Section 13(d) of the Securities and Exchange Act of 1934 with regard to the Common Stock of the Issuer.

Item 2.	Identity and Background.

(a)                                  This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Exchange Act:

(i)                                   Thoma Bravo Fund IX, L.P., a Delaware limited partnership (“TBF LP”), by virtue of its being the record holder of 964,659 shares of Common Stock of the Company (the “Shares”);

(ii)                                Thoma Bravo Partners IX, L.P., a Delaware limited partnership (“TBP LP”), by virtue of its being the sole general partner of TBF LP; and

(iii)                             Thoma Bravo, LLC, a Delaware limited liability company (“TBLLC”), by virtue of its being the sole general partner of TBP LP;

all of whom are collectively referred to as the “Reporting Persons”.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Schedule 13D/A shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the members and executive officers of TBLLC is set forth on SCHEDULE A attached hereto, which is incorporated herein by reference.

(b)                                 The address of the principal business office of each Reporting Person is 9200 Sears Tower, 233 South Wacker Drive, Chicago, Illinois 60606.

(c)                                  The principal business of each of the Reporting Persons is to make investments in securities of business organizations with the principal objective of appreciation of capital invested.

(d)                                 None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in SCHEDULE A to this statement, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in SCHEDULE A to this statement, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    All individuals named in SCHEDULE A to this statement are citizens of the United States.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 3.	Source and Amount of Funds or Other Consideration.

TBF LP is a private equity fund formed for the purpose of making investments in public and private securities.  The source of funds is capital committed by the limited partners of the fund, who are not themselves necessarily affiliates of the fund.  The shares of Common Stock purchased to date were purchased in the open market for an aggregate purchase price of approximately $12,485,286.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

The shares of Common Stock were acquired and/or disposed of as part of the investment strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, will review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations.  Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action.  Such actions may include the acquisition or disposition of Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise.  As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views of the Issuer’s operating strategy and financial performance.  In addition, the Reporting Persons may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity. The Reporting Persons may from time to time cause any of the Reporting Persons to distribute in kind to their respective investors shares of Common Stock of the Issuer owned by such Reporting Person.  Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of this Schedule 13D/A. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem appropriate in the future.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)             TBF LP beneficially owns 964,659 shares of Common Stock.  TBF LP has the shared power to vote and dispose of 964,659 shares, constituting approximately 4.37% of the outstanding Common Stock.

TBP LP, as the sole general partner of TBF LP may also be deemed to possess indirect beneficial ownership of 964,659 shares of Common Stock and possess the indirect shared power to vote and dispose of 964,659 shares, constituting approximately 4.37% of the outstanding Common Stock.

TBLLC, as the sole general partner of TBP LP, may also be deemed to possess indirect beneficial ownership of, and to share the indirect shared power to vote and dispose of, the Common Stock held by TBP LP.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.  The filing of this Schedule 13D/A by TBP LP and TBLLC shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) or 13(g) of the Exchange Act, are the beneficial owners of any of the Shares.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 22,057,785 shares of Common Stock outstanding as of August 5, 2009.

(c)                                  The date of the transaction, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE B attached hereto.

(d)                                 To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)                                  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, Except for the above-mentioned exceptions and as set forth in this Schedule 13D/A or filed in the Exhibits hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D/A and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1— Joint Filing Agreement, dated September 22, 2009, by and among each of the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 2009

THOMA BRAVO FUND IX, L.P.

By:	Thoma Bravo Partners IX, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO PARTNERS IX, L.P.

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner

THOMA BRAVO, LLC

By:	/s/ S. Scott Crabill
Name:	S. Scott Crabill
Its:	Managing Partner